September 6, 2012

As independent petroleum engineers, Lee Engineering hereby consents to all references to our firm in the form and context in which they appear in the Annual Report on Form 10-K for the fiscal year ended May 31, 2012 of Red Mountain Resources, Inc. (the “Form 10-K”). We hereby further consent to the inclusion in the Form 10-K of estimates of oil and gas reserves and future net revenues contained in our report “Red Mountain Resources, Inc. Proved Reserve Report Effective 6-1-12”, dated 8/16/12, and to the inclusion of our report as an exhibit to the Form 10-K.

Sincerely,

/s/ Robert Lee

Robert Lee
P. E. #65821